SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO.  )*

                           BALTIMORE TECHNOLOGIES PLC

          ____________________________________________________________
                                (Name of Issuer)

                                 Ordinary Shares
          ____________________________________________________________
                         (Title of Class of Securities)

                                    G2549F137
                    _______________________________________
                                 (CUSIP Number)

                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                            New York, New York 10010
                                 (212) 673-0484
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 27, 2003
          _____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                                 ------------
CUSIP NO. G2549F137                    13D                          Page 2 of 11
-------------------                                                 ------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Acquisitor Holdings (Bermuda) Ltd.
     No IRS Identification Number
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [x]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Bermuda

--------------------------------------------------------------------------------
                   7.     SOLE VOTING POWER
NUMBER OF                 13,987,152
SHARES             -------------------------------------------------------------
BENEFICIALLY       8.     SHARED VOTING POWER
OWNED BY                  0
EACH               -------------------------------------------------------------
REPORTING          9.     SOLE DISPOSITIVE POWER
PERSON                    13,987,152
WITH               -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,987,152
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                                 ------------
CUSIP NO. G2549F137                    13D                          Page 3 of 11
-------------------                                                 ------------

                            STATEMENT ON SCHEDULE 13D
                            -------------------------

     This Statement on Schedule 13D (the "Statement") is filed on behalf of the Reporting Person (as defined below) with the Securities and Exchange Commission.

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the ordinary shares ("Ordinary Shares"), of Baltimore Technologies plc, a company incorporated with limited liability in England and Wales (the "Issuer"). The principal executive offices of the Issuer are located at Innovation House, 39 Mark Road, Hemel Hempstead, Hertfordshire HP2 7DN, England.

ITEM 2.  IDENTITY AND BACKGROUND.

     2  (a-c,  f).

I.   REPORTING PERSON:
     ----------------

     This Statement is filed on behalf of Acquisitor Holdings (Bermuda) Ltd., a company incorporated in Bermuda (the "Reporting Person" or "Acquisitor"), with a business address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Acquisitor was formed in 2002 and endeavors to achieve a high rate of capital growth for its shareholders by acquiring significant holdings in companies which the members of its Board of Directors consider to be fundamentally sound but which are valued at a discount to the Directors' estimate of their private market value. Acquisitor is managed by its Board of Directors.


II.  EXECUTIVE OFFICERS AND DIRECTORS:
     --------------------------------

     Information concerning the executive officers and directors of the Reporting Person is included in Schedule A hereto and is incorporated by reference herein.

     (d)     Criminal  Proceedings
             ---------------------

     During the last five years, neither the Reporting Person nor the individuals listed on Schedule A have been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)     Civil  Securities  Law  Proceedings
             -----------------------------------

     During the last five years, neither the Reporting Person nor any of the individuals listed on Schedule A has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price of the 13,987,152 Ordinary Shares held by Acquisitor is 5,695,807 (pounds sterling) (including brokerage fees and expenses). All of the Ordinary Shares beneficially held by Acquisitor were paid for using its working capital funds.

-------------------                                                 ------------
CUSIP NO. G2549F137                    13D                          Page 4 of 11
-------------------                                                 ------------

ITEM 4.  PURPOSE OF TRANSACTION.

     On July 6, 2004, the Issuer announced that at its combined Annual General Meeting and Extraordinary General Meeting held on July 5, 2004, its Board of Directors had been removed and replaced with David Buchler, Duncan Soukup, Tim Lovell, George Wardale, and Robin Williams, each of whom had been nominated by Acquisitor. Subsequently, David Buchler was appointed Non-Executive Chairman, Duncan Soukup was appointed Interim Chief-Executive and Tim Lovell was appointed Interim Finance Director.

     The Issuer has reported that since taking office, the Issuer's new Board of Directors has been working to, among other things, identify a means of utilizing the Issuer's remaining cash and non-cash assets and review appropriate business opportunities to enhance shareholder value, which may or may not result in an extraordinary corporate transaction, such as a merger or other business combination transaction, or a sale or transfer of a material amount of the Issuer's or any of its subsidiary's assets.

     Moreover, the Issuer's Board of Directors announced on November 25, 2004 its proposal to consolidate the Issuer's share capital, to apply to cancel the listing of the Issuer's shares on the Official List of the UK Listing Authority and to cancel the trading of the Issuer's ordinary shares on the London Stock Exchange's market for listed securities and to terminate the Issuer's American Depositary Share program. The proposed share consolidation would involve consolidating every 125 existing ordinary shares of 1 pence each in the Issuer into one new ordinary share of 125 pence, aggregating the fractional entitlements of shareholders arising on such consolidation and selling such fractional entitlements, the net proceeds of which would be distributed to shareholders on a pro rata basis, subject to certain exceptions. Subject to shareholder approval, the share consolidation is expected to take effect on December 20, 2004. The cancellation of the listing of the Issuer's ordinary shares on the Official List and the trading of such shares on the London Stock Exchange's market for listed securities is also subject to shareholder approval, and, subject to such shareholder approval, is expected to take effect in February 2005. The Issuer has already provided notice to JP Morgan Chase Bank, the depositary for its American Depositary Share program, that it has elected to terminate its American Depositary Share Program. Such termination will be effective 30 days after notice of such termination is sent to the holders of the Issuer's American Depositary Shares. The Issuer's Board of Directors has also announced that if the proposed share consolidation and cancellation of the Issuer's American Depositary Share program has the effect of reducing the number of the Issuer's U.S. shareholders to below 300, the Issuer intends to file a Form 15 with the Securities and Exchange Commission to terminate its registration and suspend its status as a reporting company under the Securities Exchange Act of 1934, as amended. The Reporting Person intends to vote its shares in the Issuer in favor of the proposed transactions.

     The Reporting Person presently has no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including without limitation purchasing additional securities in the open market or otherwise. The Reporting Person may also sell some or all of its securities, in the open market or through privately negotiated transactions, or change its intention with respect to any and all matters referred to in this Item 4.

-------------------                                                 ------------
CUSIP NO. G2549F137                    13D                          Page 5 of 11
-------------------                                                 ------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The aggregate number of Ordinary Shares and percentage of the outstanding Ordinary Shares of the Issuer beneficially owned (i) by the Reporting Person, and (ii) to the knowledge of the Reporting Person, by each other person who may be deemed to be a member of a group, is as follows:

                                   Number of         Number of
                                  Shares: Sole     Shares: Shared
              Aggregate Number  Power to Vote or  Power to Vote or  Approximate
Filing Party     of Shares          Dispose           Dispose       Percentage*
--------------------------------------------------------------------------------
Acquisitor          13,987,152        13,987,152                 0         26.0%
--------------------------------------------------------------------------------

     * Based on 53,830,811 Ordinary Shares outstanding as of November 23, 2004.

     None of the persons named in Item 2 other than Acquisitor beneficially owns any shares of the Issuer.

      On or about April 23, 2004, the Reporting Person transferred record ownership of fifteen Ordinary Shares, beneficially owned by the Reporting Person and reported on herein, one Ordinary Share per person, to fifteen persons as trustee for the Reporting Person solely for the purpose of permitting such persons to attend shareholders meetings. Each of these Ordinary Shares was held in trust for Acquisitor and Acquisitor retained the sole right to dispose or vote all of such Ordinary Shares. On June 23, 2004, two such persons transferred one Ordinary Share each back to Acquisitor. On or about November 30, 2004, the remaining thirteen Ordinary Shares were transferred back to Acquisitor.

     To the best of the Reporting Person's knowledge, David Buchler, George Wardale, and Robin Williams, each of whom are members of the Issuer's Board of Directors nominated by Acquisitor and party to the March 24 Notice described below in Item 6 but who are not otherwise affiliated with Acquisitor, own an aggregate of 100,000 Ordinary Shares of the Issuer.

     Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission that the Reporting Person is the beneficial owner of any shares of the Issuer (other than the 13,987,152 ordinary shares described above) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

     (c) Schedule B annexed hereto lists all transactions in the Ordinary Shares during the sixty days prior to the date on the front cover and all subsequent transactions by the Reporting Person. All of such transactions were effected in the open market.

     (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In March 2004, Acquisitor entered into discussions with each of David Buchler, George Wardale and Robin Williams with respect to Acquisitor's intention to remove the Issuer's then-existing Board of Directors and replace such directors with persons nominated by Acquisitor. In March 2004, to the best of the Reporting Person's knowledge, David Buchler purchased 60,000 Ordinary Shares, George Wardale purchased 20,000 Ordinary Shares, and Robin Williams purchased 20,000 Ordinary Shares, with the intention to vote those shares in favor of the resolutions to be proposed at the Extraordinary General Meeting of the Issuer to be held on May 6, 2004.

-------------------                                                 ------------
CUSIP NO. G2549F137                    13D                          Page 6 of 11
-------------------                                                 ------------

     Section 204 of the U.K. Companies Act 1985 (the "Companies Act") requires disclosure to a listed company for purposes of the Companies Act of certain understandings in relation to the shares of such listed company. On 24 March 2004, David Buchler, George Wardale, Robin Williams and Acquisitor gave notice to the Issuer pursuant to section 204 of the Companies Act with respect to their March 2004 purchases of shares of the Issuer (the "March 24 Notice").

     Also, as described in Item 4 above, on or about April 23, 2004, the Reporting Person transferred record ownership of fifteen Ordinary Shares, beneficially owned by the Reporting Person and reported on herein, one Ordinary Share per person, to Robin Williams, David Buchler, George Wardale, Duncan Soukup, Timothy Lovell, John Radziwill and nine other persons as trustees for the Reporting Person solely for the purpose of permitting such persons to attend shareholders meetings. Each of these Ordinary Shares was held in trust for Acquisitor and Acquisitor retained the sole right to dispose or vote all of such Ordinary Shares. On April 28, 2004, notice was given to the Issuer pursuant to section 204 of the Companies Act with respect to these transfers of Ordinary Shares. On June 23, 2004, two such persons transferred one Ordinary Share each back to Acquisitor. On or about November 30, 2004, the remaining thirteen Ordinary Shares were transferred back to Acquisitor.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

-------------------                                                 ------------
CUSIP NO. G2549F137                    13D                          Page 7 of 11
-------------------                                                 ------------

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2004

ACQUISITOR HOLDINGS (BERMUDA) LTD.


By: /s/ Duncan Soukup
---------------------
Name: Duncan Soukup
Title: Deputy Chairman

-------------------                                                 ------------
CUSIP NO. G2549F137                    13D                          Page 8 of 11
-------------------                                                 ------------

                                   SCHEDULE A

  Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the directors and executive officers of Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") as of the date hereof. The business address of each person is Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.


Name:                  Duncan Soukup
                       (Deputy Chairman)
Citizenship:           British
Principal Occupation:  Deputy Chairman, Acquisitor

Name:                  John Stanislas Albert Radziwill
                       (Chairman)
Citizenship:           British
Principal Occupation:  Chairman, Acquisitor
                       Director, Goldcrown Group Limited
                       Director, International Assets Holding Corporation

Name:                  James Ozanne
                       (Non-Executive Director)
Citizenship:           USA
Principal Occupation:  Non-Executive Director, Acquisitor
                       Principal, Greenrange Partners
                       Director, Financial Security Assurance

Name:                  Christopher Harwood Bernard Mills
                       (Non-Executive Director)
Citizenship:           British
Principal Occupation:  Non-Executive Director, Acquisitor
                       Executive Director, NASCIT
                       Executive Director, American Opportunity Trust
                       Director, J O Hambro Capital Management

Name:                  Peter Melhado
                       (Non-Executive Director)
Citizenship:           USA
Principal Occupation:  Non-Executive Director, Acquisitor
                       General Partner, Polaris Partners, L.P.

Name:                  Timothy James Carey Lovell
                       (Non-Executive Director and Assistant Secretary)
Citizenship:           British
Principal Occupation:  Non-Executive Director, Acquisitor

-------------------                                                 ------------
CUSIP NO. G2549F137                    13D                          Page 9 of 11
-------------------                                                 ------------

                                   SCHEDULE B

 Transactions in the Ordinary Shares During the Sixty Days Prior to the Date on
                the Front Cover and All Subsequent Transactions

               --------------------------------------------------

------------------------------------------------------------------
                                       Number of   Price in Pounds
Filing Party     Date     Buy or Sell  Securities     Sterling
------------  ----------  -----------  ----------  ---------------
Acquisitor     9/23/2003  Buy              86,663           0.3810
------------  ----------  -----------  ----------  ---------------
Acquisitor     9/24/2003  Buy             203,805           0.3752
------------  ----------  -----------  ----------  ---------------
Acquisitor     9/25/2003  Buy             272,533           0.3685
------------  ----------  -----------  ----------  ---------------
Acquisitor     9/26/2003  Buy             172,000           0.3653
------------  ----------  -----------  ----------  ---------------
Acquisitor     9/29/2003  Buy              25,219           0.3600
------------  ----------  -----------  ----------  ---------------
Acquisitor     9/30/2003  Buy             197,150           0.3697
------------  ----------  -----------  ----------  ---------------
Acquisitor     10/1/2003  Buy                 200           0.3550
------------  ----------  -----------  ----------  ---------------
Acquisitor     10/2/2003  Buy             130,000           0.3700
------------  ----------  -----------  ----------  ---------------
Acquisitor     10/3/2003  Buy              91,216           0.3699
------------  ----------  -----------  ----------  ---------------
Acquisitor     10/7/2003  Buy             109,210           0.3650
------------  ----------  -----------  ----------  ---------------
Acquisitor     10/8/2003  Buy              53,574           0.3677
------------  ----------  -----------  ----------  ---------------
Acquisitor     10/9/2003  Buy              95,500           0.3650
------------  ----------  -----------  ----------  ---------------
Acquisitor    10/15/2003  Buy             150,000           0.3695
------------  ----------  -----------  ----------  ---------------
Acquisitor    11/13/2003  Buy             456,666           0.3579
------------  ----------  -----------  ----------  ---------------
Acquisitor    11/19/2003  Buy             175,000           0.3550
------------  ----------  -----------  ----------  ---------------
Acquisitor    11/20/2003  Buy             150,000           0.3525
------------  ----------  -----------  ----------  ---------------
Acquisitor    11/27/2003  Buy             475,000           0.3525
------------  ----------  -----------  ----------  ---------------
Acquisitor     12/1/2003  Buy             450,000           0.3540
------------  ----------  -----------  ----------  ---------------
Acquisitor     12/2/2003  Buy             305,000           0.3525
------------  ----------  -----------  ----------  ---------------
Acquisitor     12/3/2003  Buy              75,000           0.3550
------------  ----------  -----------  ----------  ---------------
Acquisitor     12/4/2003  Buy              45,000           0.3545
------------  ----------  -----------  ----------  ---------------
Acquisitor     12/5/2003  Buy             275,000           0.3550
------------  ----------  -----------  ----------  ---------------
Acquisitor     12/9/2003  Buy             290,000           0.3542
------------  ----------  -----------  ----------  ---------------
Acquisitor    12/10/2003  Buy             110,000           0.3570
------------  ----------  -----------  ----------  ---------------
Acquisitor    12/12/2003  Buy             150,000           0.3600
------------  ----------  -----------  ----------  ---------------
Acquisitor    12/15/2003  Buy              40,000           0.3600
------------  ----------  -----------  ----------  ---------------
Acquisitor    12/19/2003  Buy             100,000           0.3800
------------------------------------------------------------------


-------------------                                                -------------
CUSIP NO. G2549F137                    13D                         Page 10 of 11
-------------------                                                -------------

------------------------------------------------------------------
Acquisitor    12/22/2003  Buy              70,000           0.3886
------------  ----------  -----------  ----------  ---------------
Acquisitor    12/24/2003  Buy             100,000           0.3900
------------  ----------  -----------  ----------  ---------------
Acquisitor      1/5/2004  Buy             100,000           0.3950
------------  ----------  -----------  ----------  ---------------
Acquisitor      1/6/2004  Buy             100,000           0.3900
------------  ----------  -----------  ----------  ---------------
Acquisitor      1/8/2004  Buy             300,000           0.3763
------------  ----------  -----------  ----------  ---------------
Acquisitor     3/12/2004  Buy             100,000           0.4000
------------  ----------  -----------  ----------  ---------------
Acquisitor     3/22/2004  Buy             225,000           0.4034
------------  ----------  -----------  ----------  ---------------
Acquisitor     3/23/2004  Buy             350,000           0.3950
------------  ----------  -----------  ----------  ---------------
Acquisitor     3/24/2004  Buy              80,000           0.3819
------------  ----------  -----------  ----------  ---------------
Acquisitor     3/26/2004  Buy             155,000           0.4215
------------  ----------  -----------  ----------  ---------------
Acquisitor     3/29/2004  Buy              70,000           0.4271
------------  ----------  -----------  ----------  ---------------
Acquisitor     3/30/2004  Buy             400,000           0.4525
------------  ----------  -----------  ----------  ---------------
Acquisitor      4/2/2004  Buy              40,000           0.4022
------------  ----------  -----------  ----------  ---------------
Acquisitor      4/5/2004  Buy              95,000           0.4050
------------  ----------  -----------  ----------  ---------------
Acquisitor      4/8/2004  Buy             140,000           0.4181
------------  ----------  -----------  ----------  ---------------
Acquisitor     4/13/2004  Buy             155,000           0.4145
------------  ----------  -----------  ----------  ---------------
Acquisitor     4/14/2004  Buy             130,000           0.4088
------------  ----------  -----------  ----------  ---------------
Acquisitor     4/16/2004  Buy              60,000           0.4108
------------  ----------  -----------  ----------  ---------------
Acquisitor     4/19/2004  Buy              85,000           0.4209
------------  ----------  -----------  ----------  ---------------
Acquisitor     4/20/2004  Buy             720,000           0.4273
------------  ----------  -----------  ----------  ---------------
Acquisitor     4/22/2004  Buy             225,000           0.4495
------------  ----------  -----------  ----------  ---------------
Acquisitor     4/23/2004  Buy             130,000           0.4575
------------  ----------  -----------  ----------  ---------------
Acquisitor     4/26/2004  Buy             100,000           0.4585
------------  ----------  -----------  ----------  ---------------
Acquisitor     4/27/2004  Buy              25,000           0.4550
------------  ----------  -----------  ----------  ---------------
Acquisitor      5/7/2004  Buy              70,000           0.3575
------------  ----------  -----------  ----------  ---------------
Acquisitor     5/10/2004  Buy             650,000           0.4194
------------  ----------  -----------  ----------  ---------------
Acquisitor     5/11/2004  Buy             135,000           0.4279
------------  ----------  -----------  ----------  ---------------
Acquisitor     5/12/2004  Buy             140,000           0.4279
------------  ----------  -----------  ----------  ---------------
Acquisitor     5/13/2004  Buy              95,000           0.4260
------------  ----------  -----------  ----------  ---------------
Acquisitor     5/14/2004  Buy             440,000           0.4299
------------  ----------  -----------  ----------  ---------------
Acquisitor     5/17/2004  Buy             100,000           0.4292
------------  ----------  -----------  ----------  ---------------
Acquisitor     5/18/2004  Buy              45,000           0.4311
------------------------------------------------------------------


-------------------                                                -------------
CUSIP NO. G2549F137                    13D                         Page 11 of 11
-------------------                                                -------------

------------------------------------------------------------------
Acquisitor     5/19/2004  Buy              95,000           0.4304
------------  ----------  -----------  ----------  ---------------
Acquisitor     5/20/2004  Buy             105,000           0.4310
------------  ----------  -----------  ----------  ---------------
Acquisitor     5/25/2004  Buy              95,000           0.4242
------------  ----------  -----------  ----------  ---------------
Acquisitor     5/28/2005  Buy             425,000           0.4380
------------  ----------  -----------  ----------  ---------------
Acquisitor      6/1/2004  Buy             188,000           0.4351
------------  ----------  -----------  ----------  ---------------
Acquisitor      6/3/2004  Buy             500,000           0.4428
------------  ----------  -----------  ----------  ---------------
Acquisitor      6/7/2004  Buy              55,000           0.4450
------------  ----------  -----------  ----------  ---------------
Acquisitor      6/8/2004  Buy             618,429           0.4345
------------  ----------  -----------  ----------  ---------------
Acquisitor      6/9/2004  Buy              75,000           0.4250
------------  ----------  -----------  ----------  ---------------
Acquisitor     6/10/2004  Buy              50,000           0.4275
------------  ----------  -----------  ----------  ---------------
Acquisitor     6/14/2004  Buy             350,000           0.4300
------------  ----------  -----------  ----------  ---------------
Acquisitor     6/15/2004  Buy             150,000           0.4325
------------  ----------  -----------  ----------  ---------------
Acquisitor     6/16/2004  Buy             160,000           0.4340
------------  ----------  -----------  ----------  ---------------
Acquisitor     6/17/2004  Buy             540,000           0.4375
------------  ----------  -----------  ----------  ---------------
Acquisitor     6/18/2004  Buy             140,000           0.4375
------------  ----------  -----------  ----------  ---------------
Acquisitor     6/23/2004  Buy              40,000           0.4363
------------  ----------  -----------  ----------  ---------------
Acquisitor     6/25/2004  Buy              22,000           0.4375
------------  ----------  -----------  ----------  ---------------
Acquisitor     6/29/2004  Buy              40,000           0.4369
------------  ----------  -----------  ----------  ---------------
Acquisitor     6/30/2004  Buy              25,000           0.4375
------------------------------------------------------------------